EXHIBIT 99.214

mCloud Unveils Major AssetCare™ Indoor Air Quality, Oil and Gas, 3D, and Connected Worker Updates at mCloud Connect 2021

CALGARY, AB, Sept. 14, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced the addition of four major technology updates to its portfolio of AssetCare connected solutions. These updates will be presented in depth via virtual livestream at mCloud Connect 2021, the Company's annual customer event, at 10:00am MT today.

New badge provides live indoor air quality assurance: New to AssetCare for HVAC and Indoor Air Quality is the addition of a new smartphone scannable QR code that uses AI and the cloud to present a live, real-time reading and assessment of the indoor air quality inside an AssetCare connected building.

This reading complements the 24/7 visibility to HVAC and connected hospital-grade air purification provided by AssetCare, giving mCloud customers the ability to be proudly transparent about the measures they are taking to ensure their buildings meet or exceed major industry standards for indoor air quality.

New cybersecurity layer powered by Armis Inc. ("Armis"): mCloud announced today it is partnering with cybersecurity solutions provider Armis, providers of an agentless device security platform that minimizes threats to unmanaged IT and OT devices on a corporate network.

Armis seamlessly integrates into AssetCare and will be included with AssetCare industrial solutions for mCloud customers, using AI to automatically discover every connected device on a network, even those that may have been previously unknown, continuously monitoring for security threats 24/7, and triggering actions when discovered devices behave unexpectedly.

New 3D Digital Twin user experience: A complete overhaul of the Virtual Operations user interface for AssetCare 3D was unveiled today, based on direct customer feedback to deliver a faster and more intuitive experience. The new 3D experience adds functionality enabling remote teams to collaborate on complex plans and operational activities together.

P&IDs, as-built specifications, and asset meta-data are combined in a fully cross-linked 3D digital replica of an industrial facility, with new features to search for assets, new virtual views that show users exactly where assets are and the environment around them, geo-location, and the ability to record measurements down to fractions of an inch.

New connected worker capabilities for AssetCare Mobile: A new "Digitize" app joins the AssetCare Mobile family today, enabling field teams to digitize, streamline, and automate manual tasks. In addition to the access to remote expert and mentoring capabilities already provided by AssetCare, this new app makes it simple for customers to digitize workflows, use paperless forms, and enable virtual document sharing in a single app optimized for the frontline worker.

Among the highlighted applications are digitized operator rounds, inspection checklists, observation cards, and many more, all of which can be configured to meet the exact needs of any organization in record time. AssetCare Mobile is now available for any Android mobile device – smartphone, tablet, or hands-free smart glasses.

"Digital transformation is stepping into high gear with these new capabilities announced today," said Dr. Barry Po, mCloud EVP and Chief Marketing Officer. "All our customers will get to see the direct benefit of being cloud-connected with AssetCare whether you are a business owner operating a portfolio of small buildings or the operator of a portfolio of high-performance industrial facilities."

Registration for mCloud Connect is free. For more information and to register for access to today's event or on-demand replays, visit the event Web site at www.mcloudconnect.com.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 62,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/September2021/14/c3465.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 14-SEP-21